

December 15, 2014

Via E-mail
Mr. Peter J. Moerbeek, CFO
Primoris Services Corporation
2100 McKinney Avenue, Suite 1500
Dallas, Texas 75201

      RE: Primoris Services Corporation
              Form 10-K for the Year Ended December 31, 2013
              Filed March 3, 2014
              Schedule 14A filed April 1, 2014
              File No. 1-34145

Dear Mr. Moerbeek:

      We have reviewed your filings and have the following comments. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response. After reviewing the information you provide in response to the comments we may have additional comments.

Form 10-K filed March 3, 2014

Signatures, page 57

1. In future filings, and as requested in comment 4 of our letter dated July 13, 2012, please revise the signatures to include those of your controller or principal accounting officer. Please see General Instruction D(2) of Form 10-K.

Schedule 14A filed April 1, 2014

Summary Compensation Table, page 31

2. We note that in response to comment 8 of our letter dated July 13, 2012, you said that in future proxy filings, and in accordance with Item 402(c)(1), you would include the deferred bonus amounts in the "Bonus" column and would disclose the calculation and methodology by a footnote to the "Bonus" column. You also said that in future proxy filings, and in accordance to Item 402(c)(2)(ix)(C), you would reflect the purchase of discounted shares by named executive officers using deferred bonus amounts in the column labeled "All Other Compensation." Please note that Item 402(c)(2)(ix)(C) requires disclosure in "All Other Compensation" of the compensation cost, computed in accordance with FASB ASC Topic 718, of shares purchased at a discount with deferred bonus amounts. It is clear from disclosure on page 33 that the named executive officers

did purchase shares in 2013 and 2012, but the associated compensation cost, if disclosed, appears to be included with other deferred bonus amounts in with in the "Deferred Award Column", as indicated in footnote (3) to the table. In future filings, please ensure that you reflect deferred bonus amounts and the compensation cost associated with shares purchased at a discount in the appropriate columns, and that you include the pertinent footnote information as part of those columns. Please also provide us supplmentally with a draft of your Summary Compensation Table and related footnotes and any supplemental tables for 2013, revised as requested in this comment.

3. We note your disclosure in footnote 4 regarding the RSU grant to Mr. Moerbeek on May 3, 2013. Please tell us why this grant is not reflected in the Summary Compensation Table.

4. Based on disclosures about the LTR Plan and Mr. Moerbeek's RSU grant, it seems that you should include all of the information in tabular and narrative format that is required by Items 402(d) through 402(g) of Regulation S- K. Please provide us supplementally with a draft of this information as it would have appeared in your 2013 Form 10-K. If you believe these disclosure items do not apply, please tell us why. We may have additional comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce at (202) 551- 3754 or Pamela Long at (202) 551-3765 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief